UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Commission File Number 000-30895

EXFO INC.
(Exact name of registrant as specified in its charter)

400 Godin Avenue
Quebec City, Quebec, Canada G1M 2K2
+1 418-683-0211
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Subordinate voting shares, without par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1) ☒
Rule 12g-4(a)(2) ☐
Rule 12h-3(b)(1)(i) ☒
Rule 12h-3(b)(1)(ii) ☐
Rule 15d-6 ☐
Rule 15d-22(b) ☐

Approximate number of holders of record as of the certification or notice date: Four (4).

Explanatory Note: Effective August 27, 2021, EXFO Inc. (“EXFO”) entered into an arrangement whereby 11172239 Canada Inc. (“Purchaser”) acquired all issued and outstanding subordinate voting shares, without par value, that were not already owned by G. Lamonde Investissements Financiers Inc., 9356-8988 Québec Inc., Germain Lamonde, and Philippe Morin (the “Arrangement”).  As a result of the Arrangement, EXFO delisted all of its outstanding subordinate voting shares from NASDAQ and from the Toronto Stock Exchange.  Accordingly, EXFO files this Form 15 as a means of suspending its reporting obligations under U.S. securities laws and to otherwise terminate EXFO’s public reporting requirements.

Pursuant to the requirements of the Securities Exchange Act of 1934, EXFO Inc. has duly caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Dated: September 9, 2021	EXFO Inc.

By:
	Name:	Benoit Ringuette
	Title:	General Counsel & Corporate Secretary